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                            March 16, 2023

       Kevin Rubin
       Chief Financial Officer
       Alteryx, Inc.
       17200 Laguna Canyon Road
       Irvine, California, 92618

                                                        Re: Alteryx, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Filed on February
10, 2023
                                                            File No. 001-38034

       Dear Kevin Rubin:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Managements Discussion and Analysis of Financial Condition and Results of Operations
       Key Business Metrics
       Annual Recurring Revenue, page 73

   1. We note your measure of annualized recurring revenue includes contracts with terms less than one year which are
annualized by dividing the total committed contract value by the number of months in the
subscription term and then multiplying by twelve. It is unclear how annualizing the
value of these short-term contracts results in a measure that accurately depicts
annual recurring revenue. Considering you calculate annual recurring revenue based upon
annualized contract value and not GAAP revenue, please rename this measure to more
appropriately reflect what it represents. Also, clearly state that your methodology results in
a measure that includes an amount from short-term contracts in excess of the total
contract value.
 Kevin Rubin
Alteryx, Inc.
March 16, 2023
Page 2
2. We note you exclude "the value of non-recurring revenue streams, such as certain professional services" from your calculations of annual recurring revenue. Please clarify in your disclosures if you exclude all revenue that is recognized at the point in time and advise us.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352, or Robert
Littlepage, Accountant Branch Chief, at 202-551-3361 with any questions.



                                                           Sincerely,
FirstName LastNameKevin Rubin
                                                           Division of
Corporation Finance
Comapany NameAlteryx, Inc.
                                                           Office of Technology
March 16, 2023 Page 2
cc:       Chris Lal
FirstName LastName